

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 22, 2017

Charles W. Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

   Re: BTCS Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed November 29, 2017
     Amendment No. 2 to Registration Statement on Form S-1
     Filed December 5, 2017
     File No. 333-219893

Dear Mr. Allen:

   We have reviewed your amended registration statement filed on November 29, 2017 and have the following comments. We have not reviewed the amendment filed on December 5, 2017 as this filing solely consists of exhibits. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. It is unclear whether the digital assets you currently hold and intend to hold are securities. Please provide a detailed analysis explaining why you believe Bitcoin, Ether, Dash and Monero, and any other digital assets that are likely to be held by the company are not securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should address substantive differences between each form of digital asset and how those differences affect your conclusions.

2. We note that the company intends to limit its holdings of digital assets that are securities so that such holdings are less than 40% of its portfolio. Please provide a detailed description of the process and framework the company will use for determining which digital assets to add to its portfolio.

3. With respect to bitcoins (and other digital assets) that the company mines, disclose whether the company plans to hold the mined assets or trade them.

4. Expand your disclosure to describe the company's custodial practices for digital assets, to the extent they are material. Also, we note recent news reports that digital wallets have been subject to hacking. To the extent you have experienced a material cybsersecurity

incident related to your digital wallets, tell us about the incident(s) and any material consequences and risks to your business.

Glossary of Defined Terms and Industry Data, page iii

5.   We note your revisions in response to prior comments 1 and 4. However, to the extent that your definition of Digital Securities includes any tokens obtained through participating in initial coin offerings, expand the definition to briefly identify these categories of assets.

Risk Factors

"Since there has been limited precedence set for financial accounting of Digital …," page 6

6.   Describe how you intend to distinguish between financial accounting for Digital Assets and Digital Securities, and clarify what precedents you refer to with regard to accounting for Digital Securities. Explain how you will value your digital assets and whether the same methodology will be used to value all digital assets.

"If We Acquire Digital Securities, Even Unintentionally …," page 11

7.   You state that you will attempt to limit your acquisitions of Digital Securities to "stay within the 40% threshold." To provide context to this risk, please expand your discussion to briefly discuss the nature and impact of this provision of the Investment Company Act.

"If We Complete Our Recently Announced Merger with an Australian Company…," page 11

8.   You disclose that you have been advised by BCG that they have raised money from offshore investors and they have not attempted to comply with Regulation S under the Securities Act. You further note that these transactions may result in a liability for BTCS. Describe the scope of any potential liability.

9.   We note your response to prior 2. Tell us how BCG ensures that they do not have any United States customers, and describe the compliance used.

10.   Your risk factor caption indicates that you may incur unknown liabilities under foreign laws. However, the body of your risk focuses on the potential U.S. liabilities. Expand to discuss:
      • any potential regulatory implications, in Australia or other jurisdictions, where BCG has cryptocurrency exchanges;
      • whether BCG's ICO and token sales consultancy business is impacted by any developments under Australian law; and
      • whether BCG's facilities in China are impacted by the regulatory updates in the PRC referred to on pages 14 and 19.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3453 with any questions.

If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Michael D. Harris, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.